Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

+	T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

June 20, 2018

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 12, 2018
File No. 333-224801

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated June 18, 2018 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 submitted June 12, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 4 to Registration Statement on Form S-1 with the Commission (the “Fourth Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Second Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

1

Jeffrey Gabor

June 20, 2018

Clinical Evaluation of PRV-031, page 65

1.	We note your response to prior comment 4. Please disclose all serious adverse events observed in Protégé and Protégé Encore, as opposed to the most common adverse event. Additionally, include information about the numbers of participants experiencing the SAEs who were receiving PRV-301 and who were receiving the placebo and information related to the severity of the adverse event, similar to the information provided in your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Fourth Amendment in response to the Staff’s comment.

MacroGenics Agreement, page 74

2.	We note your response to prior comment 5 and that the Company has determined that the agreements in question are not material to the Company. Please explain the basis for your belief that the agreements are not material to the Company. Your response should specifically address the extent to which you are dependent upon the third party intellectual property agreements and include an analysis as to their significance to your product candidate PRV-031. In the alternative, please file these agreements as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff on a supplemental basis that the Company has determined that the six agreements in question which related to intellectual property matters (the “Ancillary Agreements”) were not required to be filed because, as set forth below, such agreements either (a) are not material to the Company pursuant to Item 601(b)(10)(i) or (b) ordinarily accompany the kind of business conducted by the Company and the Company’s business and product candidate PRV-031, which is the subject of the Ancillary Agreements, are not substantially dependent upon such agreement pursuant to Item 601(b)(10)(ii)(B). The intellectual property rights that were acquired in the transaction and that are material to the Company and its product candidate PRV-031 are the intellectual property rights developed by MacroGenics and acquired by the Company directly from MacroGenics pursuant to the asset purchase agreement with MacroGenics and not pursuant to the Ancillary Agreements. As a result, the Asset Purchase Agreement by and between the Company and MacroGenics dated May 7, 2018 was filed as Exhibit 10.19 to the Registration Statement.

Jeffrey Gabor

June 20, 2018

As disclosed in the Registration Statement, including the Fourth Amendment, in connection with the MacroGenics Agreement, the Ancillary Agreements were assigned to the Company. In connection with its evaluation of the transaction, the Company had determined that many of the Ancillary Agreements were of little or no value to the Company and the third party intellectual property rights contained in the Ancillary Agreements were not material or significant to its product candidate PRV-031. However, as part of the negotiation, the Company was required to accept the assignment of those Ancillary Agreements. One of the Ancillary Agreements had been terminated prior to the MacroGenics transaction and the only remaining obligation under such agreement was a royalty obligation that the Company has assumed which is not material in amount. In addition, such potential royalty would only be payable by the Company upon commercialization of PRV-031, but such royalty amount would be a credit to the Company under the MacroGenics Agreement, so in effect there will be no cost to the Company. One of the Ancillary Agreements is a license for a cell line used in manufacturing which is an ordinary course agreement for a clinical-stage biopharmaceutical company and the Company is not substantially dependent upon such agreement. Lastly, with respect to the other four Ancillary Agreements, either the intellectual property rights under such other agreements have expired or will have expired by the end of 2020, well before any potential commercialization of PRV-031. In addition, the Company is not dependent on the intellectual property rights under such other Ancillary Agreements as they are not necessary for the continued development of PRV-031. In the absence of such agreements, our developmental and commercialization timeline would not be materially affected. Therefore, the Company has concluded that those agreements and the intellectual property rights under such agreements are not material to the continued development or the eventual commercialization of PRV-031. The reason that MacroGenics insisted on the assumption of the Ancillary Agreements by the Company was that there were certain administrative and/or payment obligations under such Ancillary Agreements. Although the Company has assumed these payment obligations under the Ancillary Agreements and will fulfill the administrative obligations, none of such payment obligations alone or in the aggregate are material in amount to the Company and none of such administrative obligations require any material effort or expense to ensure compliance.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

cc:	Ashleigh Palmer